Summit Materials, LLC

Summit Materials Finance Corp.

2900 K Street NW, Suite 100

Harbourside North Tower Building

Washington, D.C. 20007

June 7, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Asia Timmons-Pierce

and Era Anagnosti

Re:	Summit Materials, LLC
Summit Materials Finance Corp.
Registration Statement on Form S-4
File No. 333-176544

Dear Mesdames Long, Timmons-Pierce and Anagnosti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Summit Materials, LLC (the “Company”) and Summit Materials Finance Corp. (“Finance Corp.” and, together with the Company, the “Registrants”), hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Eastern Standard Time, on June 10, 2013, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”) , acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Edward Tolley at (212) 455-3189 or Edgar Lewandowski at (212) 455-7614 of Simpson Thacher & Bartlett LLP.

Very truly yours,
SUMMIT MATERIALS, LLC
By: Summit Materials Intermediate Holdings, LLC, its sole member
By: Summit Materials Holdings, LLC, its sole member
By: Summit Materials Holdings L.P., its sole member
By: Summit Materials Holdings GP, Ltd., its general partner

By:	/s/ Thomas Hill
Name:	Thomas Hill
Title:	President

SUMMIT MATERIALS FINANCE CORP.

By:	/s/ Daphne Tong
Name:	Daphne Tong
Title:	President

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